Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On February 12, 2015, Jodi Caro, Vice President, General Counsel and Secretary of Integrys Energy Group, Inc. (“Integrys”), distributed the following communication to the management of Integrys.

U.S. antitrust laws are strict regarding conduct by parties to a proposed transaction in between the time a deal is discussed and when it is consummated. Prior to closing, Wisconsin Energy Corporation (“WEC”) and Integrys Energy Group, Inc. (“TEG”) must remain independent competitors and may not coordinate their behavior in any manner of competitive significance. This is not to say that substantial planning and preparation may not occur; it may and should occur. However, such planning must be done in a manner that will prevent even the appearance of (1) the improper exchange of competitively sensitive information; and (2) premature consolidation of the companies (i.e., coordinating or combining their businesses and activities in any way prior to closing).

If you have any questions or feel that certain conduct or information is imperative to the process, but would be prohibited by the general guidelines below, please contact counsel to discuss.

General Principles

●	The companies must remain independent competitors until the transaction is consummated.

●	WEC should not be involved in the conduct of TEG’s day-to-day business operations prior to closing.

●	WEC should not direct or influence important operational, strategic or personnel decisions of TEG before the closing.

●	WEC and TEG can and should consult, share information and provide opinions if asked. However, in all instances, the discussions should be consultative only.

●
WEC and TEG will follow the notice, consultation or approval provisions for certain aspects of TEG’s operations as specifically described in the Merger Agreement; however, all discussions and requests for consent required under the Conduct of Business provisions of the Merger Agreement must be coordinated through counsel.

●	The companies should not jointly negotiate with customers, suppliers or business partners, unless approved by counsel.

●	Disclosure or exchange of any non-public, confidential information may take place only through personnel specially designated for this purpose.

Jodi Caro

Vice President, General Counsel and Secretary
jjcaro@integrysgroup.com

Cautionary Statements Regarding Forward-Looking Information
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It
In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.